EXHIBIT 99.2

BASIS OF PRESENTATION

The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2009. Our Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 22 to the Consolidated Financial Statements for the year ended December 31, 2009. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated March 9, 2010.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated revenue, cash flow from operations and operating cash consumption (see Non-GAAP Measures) contained in our “Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Ballard is a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power, supplemental power, and distributed generation).

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. As long as fuel is supplied, the fuel cell produces electricity efficiently and continuously without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source.

Ballard® fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Over the past five years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. We sold our automotive fuel cell systems operations to DaimlerChrysler AG (“Daimler”) and Ford Motor Company (“Ford”) on August 31, 2005. We subsequently sold our electric drive operations to Siemens VDO Automotive Corporation ("Siemens VDO") on February 15, 2007.

We completed our exit from the fuel cell car business in 2008 by selling our automotive fuel cell research and development assets to Daimler, Ford and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). We completed this transaction (the “AFCC Transaction”) on January 31, 2008 and recorded a gain of $96.8 million (see note 3 to our consolidated financial statements). Under the terms of the AFCC Transaction, we retained a 19.9% interest in AFCC, which is subject to a Share Purchase Agreement under which Ford, either at our option or Ford’s election, could purchase our interest in AFCC at any time on or after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008.

Finally, we decided to discontinue operations in EBARA Ballard Corporation (“EBARA BALLARD”) on May 24, 2009. EBARA BALLARD was a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan. EBARA BALLARD was formally dissolved in October 2009.

Following the completion of these strategic dispositions, we have focused on bolstering our cash reserves to strengthen our capability to execute on our clean energy growth priorities.

In 2008, we executed a transaction to extract value from our tax attributes through a restructuring agreement (“Arrangement”) with Superior Plus Income Fund ("Superior Plus") resulting in a non-dilutive financing with net cash proceeds of $33.8 million (Canadian $41.2 million). The Arrangement, which closed on December 31, 2008, is described more fully in our Management Information Circular dated November 14, 2008 (see note 2 to our consolidated financial statements).

In December 2009, we announced an agreement with a financial institution to monetize our rights under the above noted Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC for expected gross proceeds of $44.5 million, comprising of an immediate cash payment of $37 million and a contingent payment of $7.5 million. The contingent payment of $7.5 million is due upon maturation of the Share Purchase Agreement on or before January 31, 2013 and is contingent only on the financial institution’s rights in the transaction remaining unsubordinated. On the closing of this transaction (the “AFCC Monetization”) on December 21, 2009, we recorded a gain of $34.3 million (see note 8 to our consolidated financial statements).

In February 2010, we announced a sale and leaseback agreement with Madison Pacific Properties Inc. (“Madison”) to further bolster our cash reserves. On the closing of this transaction on March 9, 2010, we sold our head office building in Burnaby, British Columbia in return for gross cash proceeds of $20.0 million (Canadian $20.8 million). We then leased this property back from Madison for an initial 15-year term plus two renewal options.

In January 2010, we announced an agreement to acquire a controlling interest in Denmark-based Dantherm Power, partnering with co-investors Danfoss A/S and Dantherm A/S. In exchange for a controlling interest, we will be investing $6.0 million in Dantherm Power through two tranches, $3.0 million payable on closing on January 18, 2010, and $3.0 million payable after November 2010. Dantherm Power is a 40-person company focused on development and production of commercially viable fuel cell-based back-up power systems for use in IT and telecom network base stations. Dantherm Power’s financial results for 2010 will be 100% consolidated into Ballard’s.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts. We report our results in the following reporting units:

1. Fuel Cell Products (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power, supplemental power, and distributed generation markets);

2. Contract Automotive (supporting segment): contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily for AFCC, Daimler and Ford.

3. Material Products (supporting segment): carbon friction material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)
	2009	2008 (1)	2007 (1)
Product and service revenues	$46,722	$52,726	$43,352
Engineering development revenue	-	6,854	22,180
Total revenues	$46,722	$59,580	$65,532
Net income (loss)	$(3,258)	$31,456	$(55,633)
Net income (loss) per share	$(0.04)	$0.37	$(0.49)
Income (loss) from continuing operations	$(3,258)	$31,456	$(56,418)
Income (loss) per share from continuing operations	$(0.04)	$0.37	$(0.49)
Normalized net loss (2)	$(39,283)	$(53,928)	$(40,278)
Normalized net loss per share (2)	$(0.47)	$(0.64)	$(0.35)
Operating cash consumption (2)	$(27,542)	$(29,275)	$(36,691)
Cash, cash equivalents and short-term investments	$82,231	$85,399	$145,574
Total assets	$195,348	$208,443	$298,691
1	The comparative figures have been adjusted to reflect a change in accounting policy applied on a retroactive basis. See note 1(c)(ii) to our consolidated financial statements.
2
Normalized net loss and operating cash consumption are non-GAAP measures. We use certain Non- GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in Non-GAAP Measures section.

FINANCIAL OVERVIEW – Quarter ended December 31, 2009

Revenue

Our revenues for the fourth quarter of 2009 decreased 13%, to $16.5 million, compared to $18.9 million for the fourth quarter of 2008. Increases in our supporting Contract Automotive and Material Products business segments of $1.5 million were more than offset by declines in our core Fuel Cell Products business segment of $3.9 million. Revenues for the fourth quarter of 2009 represent 35% of our total year revenues and reflect an increase of 83%, or $7.5 million, compared to the third quarter of 2009.

In our core Fuel Cell Products business segment, fourth quarter 2009 revenues decreased 34%, or $3.9 million, to $7.7 million compared to the fourth quarter of 2008. The decline in 2009 was due primarily to lower fuel cell bus revenues as the fourth quarter of 2008 benefited from the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program (which contributed $6.0 million to revenue in December 2008). Fourth quarter of 2009 revenues were also impacted by a deferral from 2009 to 2010 on the FirstEnergy Corp. (“First Energy”) distributed power generator project related to delays in testing and customer acceptance.

In our supporting Contract Automotive and Material Products business segments, fourth quarter of 2009 revenues increased 21%, or $1.5 million, to $8.8 million compared to the fourth quarter of 2008. Improvements in our Material Products segment of $0.8 million represents increased volumes at higher prices of carbon friction material products related to the recovery in the U.S. automotive sector during the quarter. Improvements in our Contract Automotive segment of $0.7 million related to increased shipments of light duty automotive products in support of Daimler’s Highway 2/3 programs, partially offset by lower automotive testing and engineering services provided to AFCC.

Net income (loss)

Our net income for the fourth quarter of 2009 increased to $25.6 million, or $0.31 per share, compared with a net loss of $19.2 million, or ($0.23) per share, in the fourth quarter of 2008. Net income for the fourth quarter of 2009 includes a gain on sale of assets of $34.3 million resulting from the AFCC Monetization, partially offset by an acceleration of amortization expense of $2.5 million for patents that were no longer in use. Net loss for the fourth quarter of 2008 includes a write-down of non-core investments of $3.0 million primarily related to our investment in Chrysalix Energy Limited Partnership (“Chrysalix”).

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for the fourth quarter of 2009 decreased $6.8 million, or 44%, to $8.6 million, or ($0.10) per share, compared with a normalized net loss of $15.4 million, or ($0.19) per share, for 2008. The improvement in normalized net loss was driven by increases in investment and other income of $6.1 million primarily as a result of increases in foreign exchange gains combined with a curtailment gain and improved investment returns related to our employee future benefit plans.

Our fourth quarter of 2009 operating expenses (excluding depreciation and amortization, restructuring, acquisition and related expenses) decreased $2.0 million, or 17%, to $10.2 million, compared with operating expenses of $12.2 million for the fourth quarter of 2008. The decline was primarily as a result of our workforce reduction and cost optimization initiatives, which were partially offset by a one-time commodity tax assessment combined with the negative effects of a stronger Canadian dollar, relative to the U.S. dollar, quarter over quarter.

Operating cash consumption (contribution)

Operating cash consumption (contribution) (see Non-GAAP Measures) for the fourth quarter of 2009 decreased $12.8 million to positive ($4.5) million, compared to $8.3 million for the fourth quarter of 2008. The $12.8 million improvement in operating cash consumption (contribution) was driven by improvements in cash flow from operating activities (net of restructuring and related payments) of $10.1 million related to our 2009 workforce reduction and cost optimization initiatives, combined with improvements in working capital requirements, including customer collections on our B.C. Transit 2010 Olympic fuel cell bus program and light-duty automotive shipments. Operating cash consumption (contribution) in the fourth quarter of 2009 also benefited from lower capital expenditures (net of proceeds on sale) of $2.7 million as we financed the acquisition of certain manufacturing assets through capital leases versus outright purchase.

FINANCIAL OVERVIEW – Year ended December 31, 2009

We generated revenues of $46.7 million in 2009, a decline of 22%, or $12.9 million from 2008. Revenues were slightly lower than our revised guidance target of $50.0 million due to the delay of expected 2009 fuel cell bus shipments and First Energy distributed power generator project milestones to 2010.

We reduced operating cash consumption in 2009 (see non-GAAP measures section) by 6% to $27.5 million, down from $29.3 million in 2008, essentially meeting our guidance target of $27 million. The improvement was due primarily to a reset of our operating cost base through restructuring activities in March and August, which offset margin declines as a result of the decline in revenues.

We ended 2009 with cash reserves of $82.2 million. Cash reserves were augmented in December 2009 through the monetization of our rights under the Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC.

Revenue

Our revenues for the year ended December 31, 2009 decreased to $46.7 million, or 22%, compared to $59.6 million for 2008 due primarily to declines in our supporting Contract Automotive business segment of $10.0 million.

Fuel Cell Products revenues declined $3.5 million, or 13%, from 2008 as increases in product and service revenues of $1.7 million were offset by declines in engineering development revenues of $5.2 million primarily as a result of our decision to discontinue operations in EBARA BALLARD in May 2009. Fuel Cell Products product and service revenues increased 8% to $24.1 million driven by an increase in fuel cell bus shipments as a result of the B.C. Transit 2010 Olympic, Transport of London, and Advanced Public Transportation System BV (“APTS”) fuel cell bus programs. In addition, increases in back-up power market revenues driven by work completed on the First Energy distributed power generator project and increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME supported overall revenue growth of Fuel Cell Products product and service revenue. These increases were partially offset by lower shipments in the material handing market and by lower residential cogeneration market revenues.

Contract Automotive revenues decreased 52% to $9.2 million due to lower shipments of light-duty automotive fuel cell modules to AFCC, Daimler and Ford, combined with lower testing and engineering services provided to AFCC. In addition, the absence of engineering development revenues as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008 (the “AFCC Transaction”) contributed to the overall decline in Contract Automotive revenue.

Material Products revenues increased 5% to $13.4 million due to increased volumes of fuel cell GDL shipments combined with the maintenance of carbon friction material product revenues as price increases offset the impact of lower volumes as a result of the slowdown in the U.S. automotive sector during the first half of 2009.

Net income (loss)

Our net loss for the year ended December 31, 2009 increased to $3.3 million, or ($0.04) per share, compared with net income of $31.5 million, or $0.37 per share, in 2008. The net loss for 2009 includes a gain on sale of assets resulting from the AFCC Monetization of $34.3 million, restructuring and related expenses of $6.2 million relating to a 20% workforce reduction initiated in August 2009 and a 7% workforce reduction initiated in March 2009, and a non-cash gain (net of equity losses prior to dissolution) of $8.4 million related to our decision to discontinue operations in EBARA Ballard Corporation (“EBARA BALLARD”) on May 24, 2009. The net income for 2008 includes a gain on sale of assets of $96.8 million related to the AFCC Transaction, partially offset by a write-down of a non-core investment in Chrysalix of $3.0 million.

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for 2009 decreased $14.6 million, or 27%, to $39.3 million, or ($0.47) per share, compared with a normalized net loss of $53.9 million, or ($0.64) per share, for 2008. Reductions in operating expenses (excluding restructuring, acquisition and related expenses) of $12.5 million primarily as a result of our workforce reduction and cost optimization initiatives, combined with increases in investment and other income of $8.9 million primarily as a result of increases in foreign exchange gains and a curtailment gain and improved investment returns related to our employee future benefit plans, more than offset the decline in revenues (including engineering development revenue) and the related gross margin impacts of $6.2 million.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for 2009 decreased 6% to $27.5 million, compared to $29.3 million for 2008. The $1.7 million improvement in operating cash consumption was driven by improvements in cash flow from operating activities (net of restructuring and related payments) of $3.3 million partially offset by increased investment (net of proceeds on sale) in building manufacturing capacity. The improvement in cash flow from operations was primarily a result of our workforce reduction and cost optimization initiatives in 2009, which more than offset the impacts of the decline in revenue and related gross margin and the decline in working capital improvements. The decline in working capital improvements of $0.4 million were driven primarily by a drawdown of deferred revenue on our First Energy distributed power generator project combined with reduced improvements in inventory requirements, which more than offset improvements in accounts receivable due primarily to increased customer collections on our B.C. Transit 2010 Olympic fuel cell bus program and light-duty automotive shipments.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENT APPLIED

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates. The following are our most critical accounting estimates, which are those that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The application of these and other accounting policies are described more fully in note 1 to the consolidated financial statements.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our core Fuel Cell Products and supporting Contract Automotive and Material Products segments. We have also historically earned revenues by providing engineering development services in our core Fuel Cell Products and supporting Contract Automotive segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer, the risks of ownership are transferred to the customer, the price is fixed and determinable, and collection is reasonably assured. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.
  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s judgment is required in determining the probability that the revenue will be received and in determining the measurement of that amount.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the years ended December 31, 2009 and 2008, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

Asset impairment incorporates an evaluation of our goodwill as well as our long-lived assets for impairment.

Goodwill is subject to at least an annual assessment of impairment by applying a fair value based test at the reporting unit level. An impairment loss is recognized to the extent that the carrying amount of goodwill for each reporting unit exceeds its estimated fair market value. The fair market values of the reporting units are derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates. All factors used in the valuation models are based on management’s estimates and are subject to uncertainties and judgments. Changes in any of these estimates could affect the fair value of the reporting units and, consequently, the value of the reported goodwill. We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2009 and 2008, we have concluded that no goodwill impairment loss was required.

In addition, we review our long-lived assets, which include intangible assets, and property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. To determine whether impairment exists, we compare the estimated undiscounted future cash flows that are projected to be generated by those assets to their respective carrying value. If the undiscounted future cash flows are lower than the carrying value, then the assets are written down to fair market value and an impairment loss is recognized. Estimated undiscounted cash flows reflect management’s estimates, and changes in those estimates could affect the carrying amount of the long-lived assets. During the years ended December 31, 2009 and 2008, we have concluded that no impairment charge was required for our long-lived assets.

During the year ended December 31, 2009, we recorded an acceleration of amortization expense of $2.5 million for patents that were no longer in use.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the years ended December 31, 2009 and 2008 we recorded provisions to accrued warranty liabilities of $3.7 million and $4.4 million, respectively, for new product sales.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the years ended December 31, 2009 and 2008 were adjusted downwards by a net amount of $0.5 million and $0.4 million, respectively. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the years ended December 31, 2009 and 2008, inventory provisions of $0.9 million and $0.7 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether impairment has occurred in the value of these investments. During the year ended December 31, 2009, we recorded a gain of $10.8 million representing the reversal of historic equity losses (including $2.4 million of equity losses recorded in 2009 prior to the wind-up) in excess of our net investment in EBARA BALLARD as a result of the announcement of our intentions to discontinue operations in EBARA BALLARD. During the year ended December 31, 2008, we recorded a $3.0 million write-down of our non-core investment in Chrysalix.

INCOME TAXES

We use the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts reported in the financial statements. Future income tax assets also reflect the benefit of unutilized tax losses than can be carried forward to reduce income taxes in future years. Such method requires the exercise of significant judgment in determining whether or not our future tax assets are “more likely than not” to be recovered from future taxable income and therefore, can be recognized in the consolidated financial statements. Also estimates are required to determine the expected timing upon which tax assets will be realized and upon which tax liabilities will be settled, and the enacted or substantially enacted tax rates that will apply at such time.

ACCOUNTING POLICY CHANGES

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

On December 31, 2009, we elected to early adopt the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Business Combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601) and Non-Controlling Interests (CICA Handbook Section 1602). Section 1582, which replaces the former Section 1581, requires all business combinations to be accounted for by applying the acquisition method. Under this method, assets acquired and liabilities assumed are measured at their full fair value at the date of acquisition unless another standard requires otherwise. Section 1582 provides the option of accounting for non-controlling interest at either fair value, or at the non-controlling interest’s proportionate share of the identifiable net assets acquired. Acquisition costs associated with a business combination are to be expensed in the period in which they are incurred. Section 1601 carries forward the standards for the preparation of consolidated financial statements of former Section 1600, while Section 1602 requires non-controlling interests to be reported as a separate component of equity, with net income calculated without deduction for non-controlling interests. Consolidated net income is to be allocated between controlling and non-controlling interest. These three new sections, which are effectively harmonized with International Financial Reporting Standards and U.S. GAAP, were implemented effective January 1, 2009 and apply prospectively to all business combinations. There was no impact on our 2009 financial statements as a result of adopting these new standards other than the expensing of acquisition costs of $0.5 million incurred for our subsequent acquisition of Dantherm Power.

Employee Future Benefit Plans

In 2009, we have changed our accounting policy for accounting for actuarial gains and losses for employee future benefit plans from the corridor method to the fair value method of accounting. This change in accounting policy applies to a defined benefit pension plan and other post-retirement benefits for our current and former employees in the United States. We have made this accounting policy change, as we believe it is the preferred policy to better reflect the costs and liability of these employee future benefits to us as it better reflects the current estimated cost to terminate these plans. This change in accounting policy was made concurrent with a December 31, 2009 curtailment of future benefits in the defined benefit pension plan. As a result of this change, employee future benefit plan assets and accrued benefit obligations have been recorded at their fair values on each balance sheet date with the actual return on plan assets and any net actuarial gains or losses recognized immediately in the statement of operations. This change in accounting policy has been applied on a retroactive basis and has resulted in a $0.2 million increase in accumulated deficit as at December 31, 2007, an $2.6 million decrease in net income for 2008, and a $2.2 million increase in net income for 2009. The offsetting adjustment as a result of the retroactive application has been recorded to long-term liabilities (see note 1(c)(ii) to the consolidated financial statements). Certain comparative figures on the consolidated statement of cash flows have been reclassified to conform to the current year presentation.

Financial Instruments – Presentation and Disclosure

In 2009, we adopted the amendments to CICA Handbook Section 3862 for Financial Instruments – Presentation and Disclosure. The adoption of these amendments resulted in enhanced disclosures regarding the fair value measurement of financial instruments (see note 20 to the consolidated financial statements) but had no impact on our results, financial position or cash flows.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable companies, would be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, we have established an implementation team, which includes a project manager, management from all relevant departments and a steering committee to oversee the project. We have also engaged an external advisor to assist in the conversion to IFRS.

The conversion project consists of three phases.

Scoping Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters and a high-level assessment of potential consequences for financial reporting, business processes, internal controls, and information systems.

Design Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of conversion to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material and drafting IFRS financial statement content.

Implementation Phase – This phase involves embedding changes to systems business processes and internal controls; determining the opening IFRS transition balances sheet and tax impacts; parallel accounting under Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. This phase also involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

We have completed the scoping phase and are continuing with the project design phase and continue to develop solutions to execute the project implementation phase. Initial training has been given to key employees, and further investments in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.

We have performed an initial assessment of the exemptions from full retrospective application available under IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” and their potential impacts on our financial position.

 On adoption of IFRS, the exemptions being considered by us that could result in material impacts are as follows:

Exemptions	Application of exemption
Business combinations	The Company expects to elect not the restate any business combinations that occurred prior to January 1, 2010.
Assets and liabilities of subsidiaries, associates and joint ventures (entities in the same group may adopt IFRS at different dates)	The Company may elect different IFRS accounting policies than its subsidiaries (but the subsidiaries would need to align those policies when preparing consolidated IFRS financial statements).
Cumulative transaction differences (IAS 21, “The Effects of Changes in Foreign Exchange Rates”)	The Company has elected to reset all cumulative translation gains and losses to zero in opening earnings at January 1, 2010.

We are in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key account areas:

Key Accounting Area	Differences with Potential Impact to the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to the financial statements. Statement of Operations expected to be presented by functional category versus by type of expenditure.
Property and Equipment (IAS 16)
  Evaluating impact of componentization on accounting policy
  All significant components of furniture and fixtures, office equipment and computer hardware will be amortized accordingly to their useful lives determined in accordance with IFRS.

Impairment of Assets (IAS 36)
  Grouping of assets in cash-generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a Fair Value or Value-in-Use (i.e. discounted cash-flow method (DCF)) approach.
  Goodwill allocated to, and tested in, conjunction with its related CGU or group of CGUs.
  Under certain circumstances, previous impairment taken (other than goodwill) is required to be reversed.
  The Company is currently in the process of defining a CGU.

Income Taxes (IAS 12) (Subject to adoption at transition of a revised IAS 12 standard)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Share-based Payments (IFRS 2)
  Each installment accounted for as a separate arrangement. Compensation expense for a share-based payment award that vests over a three-year period will be calculated and recognized as three separate awards (graded vesting) instead of as a single award recognized on a straight-line basis.

Provisions and Contingencies (IAS 37)	Different threshold used for recognition of a contingent liability, which could have an impact on timing of when a provision may be recorded.

The above is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS. We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on our consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

Our IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2009 were $46.7 million, a decrease of $12.9 million, or 22%, from 2008 due primarily to declines in our supporting Contract Automotive segment of $10.0 million.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)	Year ended December 31,
		2009			2008
	Product and	Engineering		Product and	Engineering
	Service	Development	Total	Service	Development	Total
Fuel Cell Products	$24,142	$-	$24,142	$22,405	$5,236	$27,641
Contract Automotive	9,170	-	9,170	17,598	1,618	19,216
Material Products	13,410	-	13,410	12,723	-	12,723
	$46,722	$-	$46,722	$52,726	$6,854	$59,580

Fuel Cell Products product and service revenues for the year ended December 31, 2009 increased $1.7 million, or 8%, compared to 2008. Increased fuel cell bus revenues as a result of the shipment of the remaining ten fuel cell bus modules for the B.C. Transit 2010 Olympic fuel cell bus program in the second quarter of 2009 ($6.0 million) combined with fuel cell bus module shipments for the Transport of London and the Advanced Public Transportation System by (“APTS”) fuel cell bus programs drove the increase. Increases in back-up power market revenues as a result of work completed on the First Energy distributed power generator project combined with increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME in the second quarter of 2009 were more than offset by lower shipments in the material handling and residential cogeneration markets. Fuel Cell Products shipments in our back-up power and materials handling markets totaled 988 units and 182 units, respectively, for the year ended December 31, 2009, as compared to 720 units and 508 units, respectively, for the year ended December 31, 2008.

Fuel Cell Products engineering development revenues were nil for the year ended December 31, 2009, a $5.2 million reduction compared to 2008. The absence of Fuel Cell Products engineering development revenues in 2009 was expected due primarily to the completion of our 1kW residential cogeneration fuel cell program and the completion of pre-production work related to the B.C. Transit 2010 Olympic fuel cell bus program in the third quarter of 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Contract Automotive product and service revenues for the year ended December 31, 2009 decreased $8.4 million, or 48%, compared to 2008 due to lower contract manufacturing of light-duty automotive fuel cell products at lower prices to AFCC, Daimler and Ford, combined with lower automotive service revenues derived primarily from testing and engineering services to AFCC. Contract Automotive engineering development revenues were nil for the year ended December 31, 2009, a $1.6 million reduction compared to 2008. The absence of Contract Automotive engineering development revenues in 2009 was expected due to the closing of the AFCC Transaction on January 31, 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the year ended December 31, 2009 increased $0.7 million, or 5%, compared to 2008 due primarily to increased volumes of fuel cell GDL shipments combined with the maintenance of carbon friction material product revenues as price increases offset the impact of lower volumes as a result of the slowdown in the U.S. automotive sector during the first half of 2009.

Cost of product and service revenues for the year ended December 31, 2009 were $40.8 million, a decrease of $6.6 million, or 14%, compared to 2008. The 14% decrease year over year is reflective of the 11% decrease in product and service revenues for the respective periods.

Gross margins on product and service revenues increased to $5.9 million, or to 12% of revenues for the year ended December 31, 2009, compared to $5.3 million, or 10% of product and service revenues for 2008. Increased gross margins 2009 as a result of increased shipments fuel cell buses and carbon fiber products combined with work performed on the First Energy distributed power generator program more than offset the decline in gross margin as a result of lower automotive shipments and service revenues. Gross margins in 2009 were also negatively impacted by more aggressive product pricing on our back-up power products in order to encourage market adoption whereas gross margins in 2008 were negatively impacted by more aggressive product pricing and enhanced warranty coverage on our materials handling products in order to encourage market adoption.

Research and product development expenses for the year ended December 31, 2009 were $26.6 million, a decrease of $10.6 million, or 28%, compared to 2008. The decline in expenditures is due primarily to the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009 combined with the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction on January 31, 2008, the completion of our 1kW residential cogeneration fuel cell program in the third quarter of 2008, and the positive effects of a weaker Canadian dollar relative to the U.S. dollar. In addition, as part of our restructuring events we have significantly narrowed our research efforts in the business and have begun to aggressively pursue government funding for our programs. Government research funding is reflected as a cost offset to research and product development expenses.

Included in research and product development expenses for 2008 were costs of $5.9 million related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

General and administrative expenses for the year ended December 31, 2009 were $10.8 million, a decrease of 1.7 million, or 14%, compared to 2008. This decline in expenditures is due primarily to the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009 combined with the positive effects of a weaker Canadian dollar relative to the U.S. dollar, which more than offset the negative impacts of a one-time commodity tax assessment.

Sales and marketing expenses for the year ended December 31, 2009 were $7.2 million, a decrease of 0.3 million, or 3%, compared to 2008. Increased investment in sales and marketing capacity in 2009 in support of commercial efforts was more than offset by cost optimization efforts and the positive effects of a weaker Canadian dollar, relative to the U.S. dollar.

Restructuring and related expenses for the year ended December 31, 2009 were $6.2 million and relate to the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009.

Acquisition charges for the year ended December 31, 2009 were $0.5 million and relate to costs incurred on the acquisition of a controlling interest in Dantherm Power, completed on January 18, 2010.

Depreciation and amortization was $6.6 million for the year ended December 31, 2009, an increase of $0.5 million, or 9%, compared to 2008. Depreciation and amortization increased in 2009 due primarily to an acceleration of amortization expense of $2.5 million for patents that were no longer in use. This increase was only partially offset by declines in depreciation and amortization expense as some assets became fully depreciated or amortized during 2008.

Investment and other income (loss) was $6.0 million for the year ended December 31, 2009, compared to a loss of ($2.9) million for 2008. The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

	2009	2008
Curtailment gain on employee future benefit plans	$1,055	$-
Investment return (loss) less interest cost on
employee future benefit plans	741	(2,686)
Investment income	387	2,012
Foreign exchange gain (loss)	3,187	(3,653)
Other income	625	1,456
Investment and other income (loss)	$5,995	$(2,871)

Curtailment gain on employee future benefit plans was $1.1 million for the year ended December 31, 2009 and resulted from a freeze in future benefits of a defined benefit pension plan applicable for our current and former employees in the United States. As a result of the curtailment, there will be no further current service cost related to this defined benefit pension plan.

Investment return (loss) less interest cost on employee future benefit plans was $0.7 million for the year ended December 31, 2009 as compared to a loss of ($2.7) million during 2008. The improvement in 2009, as compared to 2008, was primarily a result of a recovery in the capital markets in 2009 which resulted in increased returns on plan assets related to the above defined benefit pension plan. We account for future employee benefits using the fair value method of accounting. As a result, employee future benefit plan assets and accrued benefit obligations are recorded at their fair values on each balance sheet date with the actual return on plan assets and any net actuarial gains or losses recognized immediately in the statement of operations. The fair values are determined directly by reference to quoted market prices.

Investment income was $0.4 million for the year ended December 31, 2009, a decrease of $1.6 million, or 81%, compared to 2008. The decrease was a result of declining interest rates combined with lower average cash balances in 2009 compared to 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During 2008 and into 2009, the investment market was negatively impacted by liquidity and credit market concerns along with increased concerns about a global economic slowdown. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange gains in the second, third and fourth quarters of 2009 of $2.3 million, $1.0 million, and $1.2 million, respectively, resulted primarily from the strengthening of the Canadian dollar during the quarters and more than offset the first quarter of 2009 foreign exchange loss of $1.4 million, which had resulted primarily from the weakening of the Canadian dollar during that quarter. Compared to the U.S. dollar, the Canadian dollar has strengthened to 1.05 at December 31, 2009, as compared to 1.07 at September 30, 2009, 1.16 at June 30, 2009, 1.26 at March 31, 2009 and 1.22 at December 31, 2008. The foreign exchange loss of $3.7 million for 2008 resulted from the weakening of the Canadian dollar in 2008. Compared to the U.S. dollar, the Canadian dollar weakened in 2008 from 0.99 at December 31, 2007 to 1.22 at December 31, 2008. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

See note 20 to our consolidated financial statements for additional information about the significance of financial instruments to our financial position and performance, the nature and extent of risks arising from those financial instruments to which we are exposed, and how we manage those risks.

Other income was $0.6 million for the year ended December 31, 2009, a decrease of $0.8 million, or 57%, compared to 2008. The decline was expected due to fewer administrative support services provided to AFCC in 2009.

Gain on assets held for sale was $34.3 million for the year ended December 31, 2009 compared to $96.8 million for 2008. The 2009 gain was primarily a result of the AFCC Monetization whereas the 2008 gain reflects the disposition of automotive assets pursuant to the AFCC Transaction.

Loss on disposal and write-down of long-lived assets were $2.8 million for the year ended December 31, 2008 primarily as a result of a $3.0 million write-down in our investment in Chrysalix to $0.5 million, representing estimated net realizable value.

Equity income (loss) of associated companies was income of $8.4 million for the year ended December 31, 2009, compared to a loss of ($8.6) million, for 2008 and related to our share of the losses of EBARA BALLARD. On the announcement of our decision in May 2009 to discontinue operations in EBARA BALLARD, the $10.8 million of historic recorded equity losses in EBARA BALLARD (including $2.4 million of equity losses recorded in 2009 prior to the wind-up) in excess of our net investment in EBARA BALLARD, was reversed to net income as (i) Ebara was solely responsible for the liquidation obligations of EBARA BALLARD; and (ii) we are not committed to provide, nor do we intend to provide, any further financial support to EBARA BALLARD. EBARA BALLARD was formally dissolved in October 2009.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $82.2 million as at December 31, 2009, compared to $85.4 million at the end of 2008. The decrease of $3.2 million in 2009 was driven by a net loss (excluding non-cash items) of $35.5 million, an advance to EBARA BALLARD of $5.0 million, capital expenditures (net of proceeds on sale of capital assets) of $4.6 million and payment of non-dilutive financing costs of $3.2 million. These outflows were partially offset by proceeds on the AFCC Monetization of $37.0 million and working capital inflows of $8.5 million.

For the year ended December 31, 2009, working capital requirements resulted in cash inflows of $8.5 million compared to cash inflows of $8.9 million for 2008. In 2009, working capital inflows were driven by lower accounts receivable of $6.1 million due primarily to collections of our fuel cell bus and contract automotive product and service revenues, higher accrued warranty liabilities of $4.0 million due primarily to product shipments for the B.C. Transit 2010 Olympic and APTS fuel cell bus programs, lower inventory expenditures of $1.4 million and higher accounts payable and accrued liabilities of $1.6 million. These working capital inflows in 2009 were partially offset by cash outflows from the draw down of deferred revenue of $3.7 million due primarily to amounts earned under the First Energy distributed power generator program. Working capital inflows of $8.9 million for 2008 were driven by lower inventory of $4.5 million due to higher fourth quarter shipments of fuel cell bus, materials handing and back-up power products combined with improved inventory management and increased platinum recoveries, higher accrued warranty liabilities of $3.1 million as a result of the above noted fourth quarter product shipments, and higher deferred revenue of $0.8 million due to the timing of payments on pre-funded contracts.

Investing activities resulted in cash inflows of $19.7 million for the year ended December 31, 2009, compared to cash outflows of $6.0 million in 2008. Investing activities in 2009 include gross proceeds received on the closing of the AFCC Monetization of $37.0 million. The AFCC Monetization closing costs of $1.4 million were accrued at December 31, 2009 and paid during 2010. Changes in short-term investments resulted in cash outflows of $7.6 million in 2009 as compared to inflows of $64.9 million in 2008. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements. Capital spending (net of proceeds on sale) of $4.6 million in 2009, and $3.1 million in 2008, was primarily for manufacturing equipment in order to build production capacity. The cash flows used for other investing activities in 2009 of $5.1 million include an investment in EBARA BALLARD of $5.0 million and an investment in Chrysalix Energy Limited Partnership of $0.2 million. The cash flows used for other investing activities in 2008 of $6.2 million represent a net investment in EBARA BALLARD of $5.9 million, comprising of an additional investment of $11.2 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix of $0.3 million.

Financing activities resulted in cash outflows of $3.5 million for the year ended December 31, 2009, compared to cash inflows of $36.9 million for 2008. Financing activities in 2009 represent the payment of the remaining closing costs of $3.2 million which were accrued at December 31, 2008 on the closing of the Arrangement with Superior, and the purchase of treasury stock under our market purchase restricted share unit plan of $0.2 million. Financing activities in 2008 represent gross proceeds received on the closing of the Arrangement with Superior of $38.0 million less initial closing costs paid in 2008 of $1.1 million.

As at March 9, 2010, we had 84,059,291 common shares issued and outstanding and stock options to purchase 5,410,838 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2009, we had cash, cash equivalents and short-term investments totaling $82.2 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our sales and marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments, combined with our subsequent monetization of our head office building in Burnaby, British Columbia through a sale and leaseback transaction, are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

2010 OUTLOOK

We expect revenues for 2010 to be in excess of 35% over our 2009 revenues of $46.7 million. Our revenue outlook for 2010 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first two months of 2010, sales orders received for units and services to be delivered in 2010, and an estimate with respect to the generation of new sales in each of our markets. Our 2010 revenue outlook is supported by committed orders for products and services of $22.7 million at December 31, 2009 (consisting of $12.5 million for Fuel Cell Products, $5.8 million for Contract Automotive, and $4.5 million for Material Products); and by the following expected growth milestones:
  Commencement of shipments of back-up power fuel cell stacks for deployment to Idatech, LLC’s reformate-based supplemental power systems for the Indian telecom market.

  Deployment of Dantherm Power hydrogen-based back-up power systems in one major new network;

  Commissioning of the 1 MW distributed generation system for FirstEnergy Corp.;

  Recording our first distributed generation system sale utilizing by-product hydrogen;

  More than doubling volumes of material handling fuel cell stack shipments, in line with Plug Power Inc.’s 2010 shipment target of 1,100 GenDrive ™ systems; and

  Recording new fuel cell bus contracts to support the deployment of more than 25 buses.

We expect to improve our cash flow from operations in 2010 by 30% over our 2009 cash used by operations of ($26.9) million. A primary driver for this expected reduction in cash flow from operations for 2010 are expected increases in gross margins as a result of the above 35% expected increase in revenues, combined with the full year benefit of our streamlined operating expense base as a result of the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009. Our cash flow from operations outlook for 2010 is based on our internal cash flow from operations forecast and takes into account our forecasted gross margin and working capital impacts related to the above revenue forecast, the costs of our current operating expense base, and assumes an average U.S. dollar exchange rate of 1.10 in relation to the Canadian dollar.

Cash used by operations is expected to be materially higher in the first quarter of 2010, as compared to the last three quarters of the year, due primarily to working capital impacts related to the payment of accrued severance, accrued AFCC Monetization expenses and accrued acquisition costs related to the subsequent purchase of Dantherm Power; the buildup of inventory to support automotive fuel cell shipments to Daimler expected to commence in the second quarter of 2010; and the expected timing of revenues and the related customer collections.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

In 2009, we completed the AFCC Monetization with a financial institution to monetize our rights under a Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC. On the closing of the AFCC Monetization in 2009, we received a cash payment of $37 million and a contingent payment of $7.5 million. The contingent payment of $7.5 million is due upon maturation of the Share Purchase Agreement on or before January 31, 2013, and is contingent on the financial institution’s rights in the transaction remaining unsubordinated. Due to the contingent nature of the $7.5 million receipt in 2013, this receipt has not been accrued in our consolidated financial statements as at December 31, 2009.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations.

As at December 31, 2009, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

During 2009, a Canadian governmental agency agreed to terminate potential royalties payable of Canadian $5.4 million in respect of future sales of fuel cell-based stationary power products under a historic development program. As a result, total royalties payable in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies have been reduced from up to a maximum of Canadian $49.0 million at December 31, 2008 to a maximum of Canadian $43.7 million at December 31, 2009.

As at December 31, 2009, we have made total royalty payments of Canadian $5.3 million against this potential obligation, including royalty payments of Canadian $0.1 million in 2009. The conditions under which these royalties become payable are described in more detail in note 15 to our consolidated financial statements.

We have committed to make future capital contributions of $0.3 million (Canadian $0.3 million) in Chrysalix, in which we have a limited partnership interest.

As at December 31, 2009 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations		Less than			After 5
	Total	one year	1-3 years	4-5 years	years
Operating leases	$18,522	$1,789	$3,577	$3,631	$9,525
Asset retirement obligations	3,988	-	-	-	3,988
Total contractual obligations	$22,510	$1,789	$3,577	$3,631	$13,513

In addition to the contractual purchase obligations above, we have commitments to purchase $1.4 million of capital assets as at December 31, 2009. Capital expenditures pertain to our regular operations and will be funded through either capital leases or cash on hand.

The Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7.0 million (Canadian $7.4 million) with a threshold amount of $0.5 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2009, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation prior to the discontinuance of our operations in EBARA BALLARD in May 2009; and Daimler and Ford prior to the closing of the AFCC Transaction on January 31, 2008. AFCC is not considered to be a related party as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We have earned revenues from related parties from the sale of products and services and from engineering development revenues. We have provided funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from, and granted licenses to, related parties. As a result of the AFCC Transaction and the discontinuance of operations in EBARA BALLARD, related party transactions have been reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
Transactions with related parties	2009	2008
Revenues from products, engineering services and other	$380	$7,906
Purchases	78	188
Net investments and advances	5,000	5,939

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2009	2008
Accounts receivable	$-	$4,500
Accounts payable and accrued liabilities	$-	$31

The AFCC Transaction, which closed on January 31, 2008, is also a related party transaction.

For 2010, the operating results of Dantherm Power will be consolidated with Ballard’s. As such, all transactions between Dantherm Power and Ballard will be eliminated. Transactions between Ballard and Dantherm Power’s non-controlling partners, Danfoss A/S and Dantherm A/S, will be considered to be related party transactions.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2009	2009	2009	2009
Product and service revenue	$16,516	$9,047	$13,075	$8,084
Engineering development revenue	-	-	-	-
Total revenue	$16,516	$9,047	$13,075	$8,084

Net income (loss)	$25,634	$(11,352)	$1,583	$(19,123)
Net income (loss) per share, basic and diluted	$0.31	$(0.14)	$0.02	$(0.23)

Weighted average common shares outstanding
(000’s)	83,974	83,955	83,941	82,662

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2008	2008	2008	2008
Product and service revenue	$18,605	$10,879	$11,131	$12,111
Engineering development revenue	296	1,406	1,220	3,932
Total revenue	$18,901	$12,285	$12,351	$16,043

Net income (loss)	$(19,161)	$(16,186)	$(13,638)	$80,440
Net income (loss) per share, basic and diluted	$(0.23)	$(0.20)	$(0.17)	$0.86

Weighted average common shares outstanding
(000’s)	82,116	82,102	82,086	93,447

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:
  Product and service revenues: Variations in fuel cell product revenues reflect the timing of our customers’ fuel cell vehicle, bus and field cell product deployments. Product revenues in the second quarter of 2009 and the fourth quarter of 2008 were positively impacted by the shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program totaling $6.0 million in each of those quarters. Revenue from testing and engineering services to AFCC commenced in the first quarter of 2008. Variations in fuel cell service revenues reflect the timing of work performed and the achievements of milestones under the First Energy distributed power generator program which commenced in the second quarter of 2009 and from government contracts in the material handling and back-up power markets.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from light duty automotive and fuel cell bus programs. As a result of the AFCC Transaction, there were no light duty automotive fuel program engineering development revenues subsequent to January 2008. In addition, the 1kW residential cogeneration fuel cell development program was completed in the third quarter of 2008.

  Operating expenditures: Operating expenses have declined in the last three quarters of 2009 as a result of the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009. Operating expenses also include restructuring and related expenses of $4.8 million in the third quarter of 2009 and $1.4 million in the first quarter of 2009 as a result of the above workforce reduction initiatives. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar.

  Depreciation and amortization: Depreciation and amortization has declined for the first three quarters of 2009 and the four quarters of 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2009 due an acceleration of amortization expense of $2.5 million for patents that were no longer in use.

  Investment and other income: Investment and other income include foreign exchange gains (losses), investment income, curtailment and mark to market gains (losses) on our employee future benefit plans, and other income. Foreign exchange gains (losses) have varied in each quarter due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments, and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Investment and other income in the fourth quarter of 2009 was positively impacted by a $1.1 curtailment gain resulting from a freeze in future benefits of a defined benefit pension plan applicable for our current and former employees in the United States.

  Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix.

  Gain on sale of assets: The net income for the fourth quarter of 2009 was significantly impacted by a $34.3 million gain on the AFCC Monetization. The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

  Equity income (loss) of associated companies: The net income for the second quarter of 2009 was significantly impacted by a $10.8 million gain recorded on the discontinuance of operations in EBARA BALLARD, representing the reversal of our historic recorded equity losses in EBARA BALLARD in excess of our net investment in EBARA BALLARD at that time. Net income (loss) for the first quarter of 2009 and the four quarters of 2008, was impacted by equity losses in EBARA BALLARD ranging from approximately $1.0 million to $3.0 million, respectively, per quarter.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Management Discussion and Analysis, our financial statements for the year ended December 31, 2009, and our Annual Information Form. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized below which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of these identified risks and uncertainties are as follows:
  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  We may not be able to successfully execute our business plan;

  Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

  Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition or profitability;

  Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

  Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

  Public Policy and regulatory changes could hurt the market for our products;

  We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success;

  We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations;

  Our products use flammable fuels, which could subject our business to product liability claims;

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2009.

Changes in internal control over financial reporting

During the year ended December 31, 2009, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets, write-downs of investments, restructuring and related expenses, equity income (loss) in associated companies, and acquisition and related costs are either not considered part of our core activities, or are expected to occur infrequently. Therefore we have removed these items in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our actual and future performance.

(Expressed in thousands of U.S. dollars, except per	Three months ended
share amounts)	December 31,		Year ended December 31,
Normalized net loss	2009	2008	2009	2008
Reported net income (loss)	$25,634	$(19,161)	$(3,258)	$31,456

Restructuring and related expenses	36	-	6,229	-

Gain loss on sale of assets	(34,297)	-	(34,297)	(96,845)

Equity (income) loss in associated companies	(421)	942	(8,364)	8,649

Write-down (gain on sale) of investments	(71)	2,812	(122)	2,812

Acquisition charges	529	-	529	-

Normalized net loss	$(8,590)	$(15,407)	$(39,283)	$(53,928)
Normalized net loss per share	$(0.10)	$(0.19)	$(0.47)	$(0.64)
Weighted average common shares outstanding (000’s)	83,974	82,116	83,637	84,922

Operating cash consumption measures the amount of cash required to fund the operating activities of our business (net of restructuring and related costs) and excludes financing and investing activities except for capital lease payments and additions, net of proceeds on sale, of property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund future operations.

(Expressed in thousands of U.S. dollars)	Three months ended
	December 31,		Year ended December 31,
Operating cash (consumption) contribution	2009	2008	2009	2008
Cash from (used by) operations	$1,578	$(7,305)	$(26,962)	$(26,190)
Restructuring and related expenses
(cash paid component)	1,190	-	4,067	-
Additions to property, plant and equipment	(402)	(1,460)	(6,778)	(3,560)
Proceeds on sale of property, plant and equipment
(net of capital lease payments)	2,127	466	2,131	475

Operating cash (consumption) contribution	$4,493	$(8,299)	$(27,542)	$(29,275)